

November 6, 2017

Mr. Russell L. Gordon
Chief Financial Officer
RPM International, Inc.
P.O. Box 777, 2628 Pearl Road,
Medina, Ohio 44258

      Re: RPM International, Inc.
             Form 10-K for the Year Ended May 31, 2017
             Filed July 24, 2017
             Response letter dated October 16, 2017
             File No. 1-14187

Dear Mr. Gordon:

      We have reviewed your response letter dated October 16, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2017

Consolidated Statements of Cash Flows, page 33

1. We note your response to comments 1 through 3 of our letter dated September 18, 2017. Notwithstanding the fact when you regained control of SPHC and its subsidiaries you accounted for this event as a business combination, the payments made to the Trust relate to the Trust's assumption of SPHC and its subsidiaries' asbestos liabilities. As the incurrence of these asbestos liabilities resulted from historical operating activities, these payments should be reflected as cash outflows from operating activities. We also note that although these payments may be made over several years, the form of settlement does not change the substance of the activity for which cash is being paid and therefore

should retain its classification as an operating activity.   Please revise your Consolidated Statements of Cash Flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction